March 20, 2015

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
100 F Street, N.E.
United States Securities and Exchange Commission
Washington, DC 20549-7010

Re:    Praxair, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 25, 2015
File No. 1-11037

Dear Mr. O’Brien:

In the following responses to your letter dated March 10, 2015, we have noted your original comments in italics to facilitate your review process. We believe our responses adequately address your requests for information and enhanced disclosure.

However, if you should have any additional questions or require additional information, please contact me at (203) 837-2488, Liz Hirsch at (203) 837-2354 or Chuck Jacobson at (203) 837-2158.

Also we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew J. White
Matthew J. White
Senior Vice President and
Chief Financial Officer

Form 10-K for the period ended December 31, 2014

Selected Financial Data, page 14

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.
Comment: We note that you have presented operating cash flows from continuing operations within your Selected Financial Data and your Executive Summary of the 2014 year in review. While presentation of cash flows from operating activities is useful, this data should be considered in the framework of a statement of cash flows which reflects management's decision as to the use of these cash flows and the external sources of capital used. The implication of a presentation which shows only the cash flows generated from operations portion of a cash flows statement is that the use of such cash flows is entirely at the discretion of management. Please also present your cash flows from investing and financing activities. See FRC 202.3 and revise your disclosures accordingly in future filings.

Response:

In response to the staff’s comment, in future filings we will also include cash flows from investing and financing activities within the Selected Financial Data table.

In addition we will include a discussion of these items in the Executive Summary in any cash flow discussions that we may provide.

2.
Comment: We note that Praxair changed the exchange rate it translates its monetary assets and liabilities for its Venezuelan subsidiary effective December 31, 2014. We also note that you state “after considerable analysis, Praxair concluded that the SICAD II rate more accurately reflects the economic reality of its business in Venezuela versus the official exchange rate.” Prior to December 31, 2014 and throughout FY 2014 it appears that the official rate was used. Please expand on your disclosure and tell us the factors you considered in your evaluation by identifying any specific events and changes that occurred in the fourth quarter that led to the eventual $131 million charge and why you believe that as of December 31, 2014 the SICAD II rate was the more appropriate. Additionally, please tell us why the official exchange rate continued to be the more appropriate for Praxair prior to that time given that the SICAD II commenced activity in late March 2014. In providing your response please tell us what consideration was given to Praxair’s ability and intent to transact at the SICAD II rate and the official exchange rate after March 2014 but prior to December 31, 2014.

Response:

Praxair operates in Venezuela primarily through a wholly owned subsidiary, Invegas, which historically has represented about 1% or less of our consolidated assets and sales. Since Venezuela implemented strict currency controls in 2003, there have been three devaluations of the Venezuelan Bolivar (“VEF”) and a myriad of ever-changing mechanisms to limit the amount of foreign currency that can be obtained and/or remitted abroad by Venezuelan companies (including subsidiaries of U.S. companies). In prior years we highlighted the risks associated with Venezuela, and in 2014 we expanded our quarterly MD&A disclosures to include additional information about our operations in Venezuela (e.g., sales, net assets, and cash) and to provide a means to estimate the financial statement impact if Venezuela devalued its official rate or if Praxair determined that it was more appropriate to use a different exchange rate other than the current official exchange rate.

Until January 2010 the official exchange rate was 2.15 VEF per U.S. dollar at which time it was split into two exchange rates - 2.6 and 4.3, depending on the specific goods/services the foreign currency was being requested to pay for. In December 2010, Venezuela unified its official exchange rates to a single 4.3 rate. Lastly, in February 2013 the government again devalued the official exchange rate to 6.3 VEF per U.S. dollar where it has remained. Subsequently, two additional legal mechanisms (SICAD I and SICAD II) were introduced by the Venezuelan government. SICAD I was announced in March 2013 and SICAD II was announced in March 2014. We tested both programs but were not successful in remitting any significant amounts under either of these programs.

Given Venezuela’s complex, ever-changing foreign currency regulations and our lack of success in exchanging currency, we continued to use the official exchange rate. However, due to events at the very end of 2014 we determined that the official exchange rate was no longer appropriate or meaningful.

During the fourth quarter 2014, the political and economic situation in Venezuela worsened drastically - driven largely by the fourth-quarter decline in worldwide oil prices from $89/barrel at September 30, 2014 to $54/barrel at December 31, 2014 (a 39% reduction). This has had significant economic and political impacts in Venezuela as the country’s primary source of foreign currency needed to service its significant debt, is oil. What little liquidity that previously existed became non-existent. For example, on December 16, 2014 Moody’s lowered the rating for Venezuelan government bonds to Caa1 from B2 and on January 13, 2015 further lowered the rating to Caa3 (we believe the lowest of any rated country). In line with Moody’s downgrades, 5-year credit default swap (“CDS”) rates for Venezuela (i.e., the cost of insurance against a government bond default) increased dramatically in the fourth quarter from about 10-15% of the value of the Venezuelan government bonds during the first nine months of 2014, to a peak of about 50% in the fourth quarter 2014. Also, local inflation increased dramatically to about 70% per annum in the fourth quarter and is expected to increase to even higher levels in 2015. CDS rates reached a peak in January 2015 of about 85%, a further indication of the economic turmoil in Venezuela. We determined that the official rate was no longer appropriate or meaningful and that, of the legal currency exchange rates available, the SICAD II rate more accurately reflects the economic reality of our business in Venezuela versus the official exchange rate.

Accordingly, on January 16, 2015 Praxair filed a current report under form 8-K where we disclosed our recent decision to adopt the SICAD II rate, effective December 31, 2014. The disclosures included in the 2014 Form 10-K further reflect this decision.